
SÉANCE
Written and Directed by Vivian Kerr

INVEST IN **SÉANCE FILM**

A nuanced, female-directed thriller and 1890s period piece about grief, adultery, and ghosts!

LEAD INVESTOR



Steven Clark

This is my third film investment and second with this team. Vivian and Rachel are masters of making beautiful films with recognizable talent, but on a modest budget. They're garnering attention within the independent film industry and are considered up-and-coming filmmakers to watch. As an investor in their previous film, SCRAP, I have observed them in each phase of production and even visited their sets. Vivian and Rachel are consummate professionals who are dedicated to their craft. I am confident that their high standards and artistry will be on full display in SÉANCE as well.

Invested $20,000 this round

seancefilm.com Los Angeles CA Female Founder Entertainment Film

Highlights

1 SÉANCE has already completed production and is steadily working through post-production!

1 SÉANCE has already completed production and is steadily working through post-production.

2 Director Vivian Kerr has pitched at HBO, HBOMax, Element Pictures, Tornante, Fabel and others.

3 As award-winning alumni of 50+ film festivals, we have strong relationships within the industry.

4 You want to support an all-female directing, writing, and producing team, and elevate female voices.

5 Director/Writer Vivian Kerr has been a professional actor for 15+ years, with extensive TV credits.

6 You love psychological horror films in the vein of THE OTHERS, THE INNOCENTS and GASLIGHT.

7 Kerr's scripts have placed Top 10 in Final Draft's Big Break, and Second-Round in Sundance & Austin.

Our Team



Vivian Kerr Director / Writer / Actor

Vivian Kerr is an LA-based actor, writer, producer, and director. Her debut feature, SCRAP, was a Top 10 Finalist in Final Draft's Big Break. It co-stars Anthony Rapp and Lana Parrilla and premiered in 2022 at the Deauville-American Film Festival. SÉANCE is her second feature film.

SEANCE allows us to build on the model of low-budget, high-quality filmmaking we established with our first feature, while moving into the genre space and setting our investors up to benefit from a marketplace that is hungry for well-made horror films.



Rachel Stander Producer

Rachel Stander is an independent producer working in narrative film and television. Under the banner of her production company, A Season of Rain, she is focused on cultivating and shepherding stories for the screen about challenging, complex women.



Makenna Tuttle Associate Producer

Makenna Tuttle grew up in Painesville, Ohio, and is a recent graduate of Ohio University with a BFA in Film. Credits include the short film BELLA, ALL THE DEBTS I OWE, and FORBIDDEN FRUIT. She has also worked at the Athens Film and Video Festival.



Savannah Lindblad Associate Producer



Savannah Lindblad has worked with live productions for almost 10 years and in film for 4+ years, and recently was a PA for the Apple+'s SWAGGER. She has produced, directed, assistant directed, script supervised and worked G&E on numerous short films.



Alexus Addison Associate Producer

Alexus Addison has an MFA in Film and Television from Regent University. With her company, Son of Adam Productions, she recently produced the short film PETTING ZOO. Other projects include the feature documentary WOMEN OF FAITH: COPING WITH TRAUMA.

WHO WE ARE

Meet us on Zoom! ----> https://calendly.com/seancethefilm

We are very excited to be back on WeFunder to raise the post-production and finishing funds for our second feature film, **SÉANCE!** 🏚️ 👻🕸️🕷️🦇




Rachel Stander
Producer









OUR WORK

Our first feature film, SCRAP, was successfully financed right here on WeFunder, and shot in August of 2021.







SCRAP world premiered in competition at the prestigious Deauville-American Film Festival in France in September 2022.


gettyimages
Francois G. Durand


DEAUVILLE
FESTIVAL
DU CINÉMA
AMÉRICAIN


DEAUVILLE
FESTIVAL
DU CINÉMA
AMÉRICAIN



Photography © Olivier Vigerie

We have built a stellar reputation in a short period of time for our professionalism and taste. Here are some of the incredible reviews **SCRAP** has received so far:

> *"Scrap marks the very promising debut of Vivian Kerr as a director...a perfect example of what American independent Hollywood cinema should be...with carefully crafted dialogue, committed actors...perfectly mastered script and direction..." - Mulderville*

> *"Kerr does a remarkable job capturing the emotional rollercoaster involved in such situations and weaves an intricate tale...The cast shines. Kerr's script is tight and accurate, giving her characters solid ground and dialogue on which to play...Scrap has rich themes that reflect her understanding of serious situations relating to personal and complicated relationships...Bravo to Kerr." - True View Reviews*

> *"The film deserves a lot of credit...from its cast's fantastic performances [to]*

> *its cinematic production values. However, it's Kerr's story that truly shines..." - Film Threat*

> *"a wonderful echo of what the '70s ushered in with such grace with the likes of Hal Ashby, Bob Rafelson, Robert Altman, and Sidney Lumet...Writer/director Kerr has peppered her story with real heartfelt people...Vivian Kerr, like her '70s predecessors, delivers real people in real-life situations that so many of us can relate to...a wonderful little film..." - The Movie Guys*

Check out more of our reviews **here**!


SCRAP
A FILM BY VIVIAN KERR
DEAUVILLE
AMERICAN FILM
FESTIVAL 2022
COMPETITION
ANTHONY RAPP
VIVIAN KERR
LANA PARRILLA
AN A SEASON OF RAIN PRODUCTION "SCRAP" ANTHONY RAPP VIVIAN KERR LANA PARRILLA
BETH DOVER KHLEO THOMAS BRAD SCHMIDT JULIANNA LAYNE STEPHANIE DRAKE
CASTING BY SUNDAY BOLING, CSA AND MEG MORMAN, CSA MUSIC BY HOLLY TATNALL
PRODUCTION DESIGNER MERRILY McALLISTER ADAM NUNGESTER COSTUMES BY ALINA IVETTE
EDITED BY TOBY YATES DIRECTOR OF PHOTOGRAPHY MARKUS MENTZER
PRODUCED BY VIVIAN KERR, p.g.a. RACHEL STANDER, p.g.a.
WRITTEN & DIRECTED BY VIVIAN KERR


JULIAN
OFFICIAL SELECTION
Tallgrass
Film Festival
2022
OFFICIAL SELECTION
LA SHORTS
INTERNATIONAL FILM FESTIVAL
2022
AN A SEASON OF RAIN FILM "JULIAN" STARRING STEPHANIE DRAKE JOEL KELLEY DAUTEN AND VIVIAN KERR
DIRECTOR OF PHOTOGRAPHY MARKUS MENTZER SOUND MIXER ROB FILLMORE ASSOCIATE PRODUCER GREG BEKKERS
PRODUCED BY STEPHANIE DRAKE VIVIAN KERR & RACHEL STANDER WRITTEN BY CORY STONEBROOK DIRECTED BY VIVIAN KERR

Check out the trailer for SCRAP here: **https://youtu.be/C3WYceeErS4**


SCRAP - Official Trailer
Watch later
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DEAUVILLE
AMERICAN FILM
FESTIVAL 2022
COMPETITION
SCRAP


ANTHONY RAPP VIVIAN KERR LANA PARRILLA
AN A SEASON OF RAIN PRODUCTION "SCRAP" ANTHONY RAPP VIVIAN KERR LANA PARRILLA
BETH DOVER KHLEO THOMAS BRAD SCHMIDT JULIANNA LAYNE STEPHANIE DRAKE
CASTING BY SUNDAY BOLING, CSA AND MEG MORMAN, CSA MUSIC BY HOLLY TATNALL
PRODUCTION DESIGNER MERRILY McALLISTER ADAM NUNGESTER COSTUMES BY ALINA IVETTE
EDITED BY TOBY YATES DIRECTOR OF PHOTOGRAPHY MARKUS MENTZER
PRODUCED BY VIVIAN KERR, p.g.a. RACHEL STANDER, p.g.a.
WRITTEN & DIRECTED BY VIVIAN KERR
AN A SEASON OF RAIN FILM "JULIAN" STARRING STEPHANIE DRAKE JOEL KELLEY DAUTEN AND VIVIAN KERR
DIRECTOR OF PHOTOGRAPHY MARKUS MENTZER SOUND MIXER ROB FILLMORE ASSOCIATE PRODUCER GREG BEKKERS
PRODUCED BY STEPHANIE DRAKE VIVIAN KERR & RACHEL STANDER WRITTEN BY CORY STONEBROOK DIRECTED BY VIVIAN KERR

Check out the trailer for SCRAP here: https://youtu.be/C3WYceeErS4


SCRAP - Official Trailer
Watch later
Share
DEAUVILLE
AMERICAN FILM
FESTIVAL 2022
COMPETITION
SCRAP

...a spooky, 1890s-set Victorian Gothic thriller!



Logline

A Victorian woman contemplating adultery is forced to take refuge from a storm

at the home of her potential lover and his unstable wife, who claims to be haunted by their dead child.










Setting

California. The seaside. 1892.



The Characters


Emma

"Emma" - A successful professional writer. Married to Albert, a slightly younger man and budding artist. Formerly married to George, on vacation with Albert by the seaside. Passionate, intelligent, a bit selfish, contemplating an affair with George.


Albert

"Albert" - A talented, yet unknown artist; his muse is his wife, Emma, a slightly older woman who very much "wears the pants" in the relationship and financially supports him. Intimidated by her, unable to satisfy her sexually, yet

deeply in love with her, he desperately wants to fix their relationship. Slightly effeminate in appearance.


George

"George" - Emma's former husband, now married to Lillian. The father of Hazel, a three-year-old girl who died several months earlier in a drowning accident. Still in love with Emma and wants to be with her. Wealthy, handsome, charismatic, a man's man.


Lillian

"Lillian" - George's wife, unable to forgive herself for the death of her daughter, Hazel. A traditional Victorian wife — pretty, delicate, still in the grieving process. Mentally unwell, a staunch believer in ghosts and spiritualism.

Tone

Mature, intelligent, psychological horror.


SOONER OR LATER THEY WILL FIND YOU.
NICOLE KIDMAN
THE


CHARLES BOYER
INGRID BERGMAN
JOSEPH COTTEN


FROM ACCLAIMED DIRECTOR
GUILLERMO DEL TORO




M·G·M's
MELODRAMA
SUITABLE FOR GENERAL EXHIBITION
Gaslight
DAME MAY WHITTY ANGELA LANSBURY BARBARA EVEREST


CRIMSON PEAK
BEWARE


DANIEL RADCLIFFE
WHAT DID THEY SEE?
THE WOMAN IN BLACK
FEBRUARY 2012


A STRANGE NEW EXPERIENCE IN
Shock
Apparitions? Evils? Corruptions?
DEBORAH KERR
the Innocents
JACK CLAYTON
WILLIAM ARCHIBALD and TRUMAN CAPOTE
HENRY JAMES
CinemaScope
PETER WYNGARDE · MEGS JENKINS · MICHAEL REDGRAVE


THE
VVITCH
A New-England Folktale
EVIL TAKES MANY FORMS
2016

> *"I've always loved the Impressionist painters. The characters of Emma and Albert are artists, and I'm interested in exploring how the look of SÉANCE can be influenced visually by the way artists in the late 19th century interpreted the world around them... "*







> *"...and it's also an exploration of marriage. What binds two people together and what tears them apart?"*

-Vivian Kerr, writer/director





The Cast


CAST
IMDbPro STARMETER Top 5,000
Scottie Thompson
as EMMA
Best known for her role as Jeanne Benoit on NCIS, Scottie Thompson has worked extensively in film and television. She has had recurring roles on BEL-AIR, MACGYVER, 12 MONKEYS, and GREY'S ANATOMY. Other recent credits include ROSEWOOD, THE BLACKLIST, CASTLE, and 9-1-1. She recently produced and starred in the Western MURDER IN YELLOWSTONE CITY alongside Gabriel Byrne, Anna Camp, and Richard Dreyfuss. She holds a degree in Performance Studies from Harvard University.
PRESENTED BY
AT&T


IMDbPro STARMETER Top 5,000
CAST
Connor Paolo
as ALBERT
Connor is best known for his series regular roles in TV dramas GOSSIP GIRL (The CW, 2007-2012) and REVENGE (ABC, 2011-15). After appearing as younger versions of Kevin Bacon's detective Sean in Clint Eastwood's Oscar-nominated thriller MYSTIC RIVER and Colin Farrell's titular king in historical epic ALEXANDER, he then reunited with director Oliver Stone when he played Nicolas Cage's son Steven McLoughlin in disaster drama WORLD TRADE CENTER. He most recently impressed on the big screen with his performances in Tyler Shields' tale of betrayal OUTLAW and in the horror film FRIEND REQUEST.
gettyimages


CAST
Jilon VanOver
as GEORGE
Jilon is known to audiences for his portrayal of "Ransom Bray" in the History Channel's Emmy Award winning miniseries, HATFIELDS & MCCOYS, as well as "Tecton" in the Disney XD Original Series, MIGHTY MED. He recently played leading roles in the thriller DEEP WOODS and in the television movie CROWN PRINCE OF CHRISTMAS. He also
JILON VANOVER
RANSOM BRAY


recently played "Sebastian" in 5 episodes of
BETTER CALL SAUL. Other credits include
AN AMISH MURDER, opposite Neve
Campbell, and episodes of NCIS: LA, PSYCH,
LAB RATS, and COLD CASE.
HATFIELDS & McCOYS
HISTORY


CAST
Vivian Kerr
as LILLIAN
Vivian Kerr is an actor, writer, and director. Her first feature film, SCRAP, in which she played the lead role opposite Anthony Rapp (STAR TREK: DISCOVERY), Lana Parrilla (ONCE UPON A TIME), Beth Dover (ORANGE IS THE NEW BLACK), and Khleo Thomas (HOLES), had its world premiere at the 2022 Deauville-American Film Festival in France. Other work as an actor includes episodes of GREY'S ANATOMY, RIZZOLI & ISLES, SUPERSTORE, MASTERS OF SEX, CRIMINAL MINDS, NEW GIRL, CASTLE, FRANKLIN & BASH, and THE BOLD & THE BEAUTIFUL. She has a BA in Theatre from the University of Southern California.
gettyimages

Why is Horror so Successful?

Of all the scripts we could have chosen for our second feature film, SÉANCE rose to the top not only because its limited locations and cast size would allow us to produce an expensive-looking period piece for a modest budget, but also because, quite frankly, horror (or horror-adjacent) films sell really well!

Comparable Films

Independent Horror Films

FILM	Year	Budget ($M)	Worldwide Box Office ($M)
You're Next	2011	$1	$26.9
It Follows	2014	$1	$21.9
The Visit	2015	$5	$98.5
Monsters	2010	$0.5	$5.1
As Above, So Below	2014	$5	$41.9
The Babadook	2014	$2	$10.5
It Comes at Night	2017	$5	$19.7
Let the Right One In	2008	$4	$11.2

Period Horror Films

FILM	Year	Budget ($M)	Worldwide Box Office ($M)
Winchester	2018	$3.5	$44.0
The Others	2001	$17	$209.9
The Witch	2015	$4	$40.4
The Woman in Black	2012	$17	$129
Lady Macbeth	2016	$0.65	$5.4

How Will SÉANCE Earn Money?

While there are many paths to distribution, more and more independent films such as SÉANCE are skipping the traditional theatrical release (meaning a first-run at your local cinema-plex) and launching on a streaming platform. These deals are often made by the filmmakers themselves through aggregate platforms, or are negotiated on behalf of the filmmakers by their distributor. Distributors usually pay filmmakers an "MG" (minimum guarantee) and then split the revenue from these various platforms with the filmmakers, who pass on those profits to the investors.

Between subscription platforms, advertising-supported platforms, and online purchases and rentals, here's some of the ways SÉANCE can eventually earn revenue!


TVOD
iTunes
Google TV
amazon instant video
Premium
SVOD
NETFLIX
amazon prime video
hulu
HBOmax
AVOD
YouTube
VUDU
tubi
Aol. On

TVOD - Transactional video on demand. TVOD refers to streaming services that provide content through individual transactions. Examples include iTunes,

Google TV, and Amazon Instant Video — anywhere the viewer pays a one-time "rental" fee for a specific film or episode of TV, which the viewer can access for a limited window of time. When a film is in the streaming distribution phase, it will often go to TVOD first, in order to capitalize on the limited availability of the content and get the most paid rentals possible.

SVOD - Subscription video on demand. SVOD refers to streaming services that use a subscription model, such as Netflix, Disney+, Max. The viewer pays a subscription fee to the provider and gets access to the full library of content. On the filmmaker side, placement on an SVOD platform is usually part of a licensing deal, where the SVOD platform pays a distributor or filmmaker a fee in order to include the film in their library for a set period of time.

AVOD - Ad-supported video on demand. AVOD refers to streaming services that make their revenue through the ads they serve up to viewers. Examples of AVOD include YouTube, Peacock, Pluto, and Tubi.

The exciting thing about filmmaking is that once a film is complete, it can continue to be licensed to various platforms…forever!

SÉANCE's Journey Through Production


13.08.05.14
SÉANCE
ROLL
A021
SCENE
44K
TAKE
1
DIRECTOR
VIVIAN KERR
CAMERA
JOHANNA COELHO

We filmed SÉANCE over 19 days in December 2022, and are now working on post-production.


2022
2023
2024
FINANCING
Script locked.
$300K minimum raised.
PRE-PRODUCTION
10 weeks.
Cast attached. Locations locked. Below-the-line hired. Phase 1 publicity.
PRINCIPAL PHOTOGRAPHY
4 weeks.
Shooting completed.
POST-PRODUCTION
6 months.
Edit, color, VFX, sound mix.
FESTIVAL PREP
Hire publicist, secure sales agent, shop to distributors, DCP creation, final output.
FESTIVAL CIRCUIT
12-18 months.
World & North American premieres, exposure, and secure distributor. Phase 2 publicity.
DISTRIBUTION
Sign contracts. Prepare deliverables. Phase 3 publicity.
INVESTOR GROUP
After costs, first monies are distributed to investors until they have recouped 120% of initial investment.
PRODUCERS
Net profits are divided between the Investors and Producers according to their pro-rata share.
This is a projected timeline and not a guarantee.

We expect to premiere the film in early 2024 and have it on VOD by late 2024/early 2025.


A SNEAK PEEK AT PRODUCTION
We shot at three stunning historic homes all over Los Angeles…


…with sumptuous period piece detail…





…and beautiful costumes.





All shot by our incredible DP, Johanna Coelho…


KESLOW



…with an amazing lighting, sound, and grip team.









We are opening up a Round 2 on Wefunder to raise funds for additional Post-Production costs, as well as marketing and publicity so as to ensure a successful launch of the finished film.



Post-Production
62%
Sales/Distribution
9%
PR/Marketing
21%
Film Festivals
8%

The Terms

All of our current investment is under a **Revenue Share Agreement**, and we're offering those same terms to new investors!

Why? The film wouldn't exist without the backing of our Investors, so we want to make sure our Investors not only get a return on their Principal, but that they share in the film's profits long-term.

Once the film is in profit, each Investor first sees a return of 120% on Principal. The additional profit is split 40/60: 40% distributed to investors based on their pro-rata share, and 60% to Producers.

As Producers, we do not see any Profits under this Revenue Share Agreement

As Producers, we do not see any Profits under this Revenue Share Agreement until all investors have recouped their 120% of Principal. When the film succeeds, our Investors share in the rewards!

Why Invest in SÉANCE?

We consider our Investors **long-term** collaborators.

We want you to be involved in the life of this film, and hopefully on our future films produced by A Season of Rain!

All of our Investors receive our regular newsletter detailing the progress on the film (only Investors get to know the inside scoop!), film festival invitations, set visits, and other perks for being part of our projects!



Investor Kevin Parikh and his wife Kavita playing background roles on the set of SÉANCE



Investor Steven Clark and his niece Mackenzie on the set of SCRAP

Perks!

We also want to make sure our Investors on WeFunder are rewarded for investing in SÉANCE, so we have some awesome Perks available as our way of saying THANK YOU!

Is there something you're interested in that's not available below? Email us at **seancefilmofficial@gmail.com**!

$30,000+ Investment — Executive Producer

An **EXECUTIVE PRODUCER** credit in the end credits of the film.

+ Two tickets to the West Coast & East Coast premieres, or Regional premiere of your choice.

+ Invitation to a "cast & crew" screening in Los Angeles (travel/lodging not

+ Invitation to a "cast & crew" screening in Los Angeles (travel/lodging not included).

+ A 1-hr Zoom session (acting lesson, script consultation, etc) with writer/director.

+ A script signed by the writer/director and producer.

+ A handwritten thank-you card from the Producers.

+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

$20,000+ Investment – Co-Producer

A **CO-PRODUCER** credit in the end credits of the film.

+ Invitation to a "cast & crew" screening in Los Angeles (travel/lodging not included).

+ A 1-hr Zoom session (acting lesson, script consultation, etc) with writer/director.

+ A script signed by the writer/director and producer.

+ A handwritten thank-you card from the Producers.

+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

$10,000+ Investment – Associate Producer

An **ASSOCIATE PRODUCER** credit in the end credits of the film.

+ A 1-hr Zoom session (acting lesson, script consultation, etc) with writer/director.

+ A script signed by the writer/director and producer.

+ A handwritten thank-you card from the Producers.

+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

$5,000+ Investment – Very Special Thanks

A **VERY SPECIAL THANKS** credit in the end credits of the film.

+ A script signed by the writer/director and producer.

+ A handwritten thank-you card from the Producers.

+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

$2,500+ Investment – Special Thanks

A **SPECIAL THANKS** credit in the end credits of the film.

+ A handwritten thank-you card from the Producers.

+ A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

$1,000+ Investment – Shout Out

A shout out on SÉANCE's social media (Instagram, Facebook, and Twitter).

About Us



Vivian Kerr is an LA-based actor, writer, producer, and director. In 2020, she was a Finalist in Sony Pictures TV's Rising Storytellers Search with her pilot FIVE POINTS, about the female-led gangs of 19th century New York, which was

also invited into the 2021 Stowe Story Labs and selected as one of eight pilots for the 2021 Women's Weekend Film Challenge TV Pilot Accelerator.

Her feature script, SCRAP, was a Second Rounder in Sundance's Development Lab and a Top 10 Finalist in Final Draft's Big Break Screenwriting Competition. Co-starring Anthony Rapp, Lana Parrilla, Beth Dover, and Khleo Thomas, SCRAP is currently in post-production and will premiere in 2022, marking her feature film directorial debut.

Her feature script EXCHANGE placed in the Top 20% of the Nicholls Fellowship and a Top 5 Finalist in Screencraft's Action & Thriller Contest, and her pilot NEWSPAPERWOMAN was a Second-Rounder in the 2020 Austin Film Festival. She is currently in development on her pilot THE MITFORDS with Goldfinch in the UK.

As an actor, her work includes episodes of GREY'S ANATOMY, RIZZOLI & ISLES, SUPERSTORE, MASTERS OF SEX, CRIMINAL MINDS, NEW GIRL, CASTLE, FRANKLIN & BASH, and THE BOLD & THE BEAUTIFUL. She has a BA in Theatre from University of Southern California, and is repped by Authentic Talent for acting and Citizen Skull for literary.



Rachel Stander is a producer working in narrative film and television. Her debut feature SCRAP, an intimate indie drama feature about the secrets we keep from the people who love us the most, premiered in Fall 2022. Previous work includes JULIAN, a dark comedy short film, and LYSISTRATA 2.0, a PSA-style get-out-the-vote project. Under the banner of her production company, A Season of Rain, Rachel is committed to cultivating and shepherding stories for the screen about challenging, complex women.

Here's What People Say About Us

"Rachel is the kind of producer who can take any challenge and turn it into a win. Her attention to detail results in issues being handled before you even know there's a problem. Rachel's enthusiasm for what she does has helped my projects run smoothly, and I consider her a key and valuable collaborator."

—Kai Soremekun, *Filmmaker*

"I have cast Vivian in multiple sketches for Jimmy Kimmel Live! Not only is she incredibly talented, she is a versatile performer who is nothing but professional on set. Always great to work with!"

—Cecelia Pleva, *Casting Director at Jimmy Kimmel Live!*

"Rachel has the sensibility of an artist in her taste and selection of projects. And as a producer and leader, her attention to detail at every level of a project and organizational abilities are the top of her game. I would entrust any project to Rachel Stander and expect it to be handled with thorough care, integrity, innovation and higher standards."

—Karen Strassman, *Actress / Voice Over Artist / Dialect Coach*

"As Vivian's acting teacher and coach for the past six years, she is joyful, generous, serious, and successful. Vivian routinely pushes her boundaries. I have worked with hundreds of actors and Vivian stands out as one who is likely to make a major contribution to the art. I think that the late greats, Stella Adler and Sanford Meisner—with whom I had the opportunity to study—would celebrate Vivian's imagination, discipline, sensitivity, and intelligence."

—Saxon Trainor, *Acting Coach*

"Rachel has impeccable taste and a leadership style that is calm and assured. Her strong work ethic and creative instincts elevate any project she's involved with. She is that rare combination of creative, smart, funny, and extremely organized."

—Luz Beato, *Public Defense Attorney*

"Vivian is an artist that brings depth and nuance to every character she writes or plays. Having been lucky enough to witness Vivian as an actress and a writer, she has the goods to deliver a feature film that is captivating, poignant and heartfelt. "

—Cory Stonebrook, *Actor & Writer*

"With her writing, acting, and directing Vivian infuses her characters with

remarkable intimacy and understanding."

—Lauren Mora, *Actress & Producer*

"I worked with Rachel for many years. A dependable and dedicated leader, she has always been able to see the big picture and achieve the goals of our vision and mission. She uses thoughtful discretion when needed, and beyond being a creative mastermind, she is incredibly fun and memorable to work with."

—Tiffany Yee, *Financial Advisor*

"Vivian's script reflects her gift of amazing storytelling. Her experience writing, acting, producing, and directing demonstrates that any project of hers will be successful!"

—Mary Kate Schroeter, *Innovation Fellow, Chicago Dept of Family & Support Services*

"Vivian is a problem solver—which is invaluable on set. Whether she is acting, directing, or producing, she can clearly and concisely see what needs to be done, and executes."

—Tiffany Trainer, *Actress, Producer & VO Artist*


Thank you!
KESLOW